UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Joseph F. Lawler, M.D., Ph.D.

JFL Capital Management LLC

2110 Ranch Road 620 S, #341732

Lakeway, Texas 78734

(512) 761-4500

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		471,875
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

471,875
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

471,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		471,875
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

471,875
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

471,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		471,875
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

471,875
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

471,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,129,528
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,129,528
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,129,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Joseph F. Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,129,528
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,129,528
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,129,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 590328209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JFL Partners and held in the JFL Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 471,875 Shares beneficially owned by JFL Partners is approximately $1,894,979, including brokerage commissions. The aggregate purchase price of the 657,653 Shares held in the JFL Account is approximately $2,621,776, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 13,342,784 Shares outstanding as of November 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

As of the date hereof, JFL Partners directly beneficially owned 471,875 Shares, constituting approximately 3.5% of the Shares outstanding. JFL GP, as the general partner of JFL Partners, and JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 471,875 Shares owned by JFL Partners, constituting approximately 3.5% of the Shares outstanding.

As of the date hereof, 657,653 Shares were held in the JFL Account, constituting approximately 4.9% of the Shares outstanding.

JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 1,129,528 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 8.5% of the Shares outstanding. Dr. Lawler, as the Managing Member of JFL Capital Management, may be deemed to beneficially own the 1,129,528 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 8.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market.

7

CUSIP NO. 590328209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

JFL PARTNERS FUND LP

By:	JFL Capital Management LP General Partner

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LP

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL HOLDINGS LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

/s/ Joseph F. Lawler
JOSEPH F. LAWLER

8

CUSIP NO. 590328209

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JFL Partners Fund LP

Purchase of Common Stock	1,567	4.2550	11/05/2018
Purchase of Common Stock	10,872	4.2600	11/05/2018
Purchase of Common Stock	983	4.2889	11/06/2018
Sale of Common Stock	(300)	4.8220	11/07/2018
Purchase of Common Stock	332	4.3356	11/09/2018
Purchase of Common Stock	3,774	4.3674	11/12/2018
Purchase of Common Stock	4,310	4.7084	11/13/2018
Purchase of Common Stock	3,561	4.5078	11/15/2018
Purchase of Common Stock	925	4.5800	11/16/2018
Purchase of Common Stock	296	4.4175	11/20/2018
Purchase of Common Stock	925	4.4966	11/21/2018
Purchase of Common Stock	925	4.4325	11/26/2018
Purchase of Common Stock	784	4.3600	11/29/2018
Purchase of Common Stock	3,700	4.5631	11/30/2018
Purchase of Common Stock	5,000	4.5694	12/03/2018
Purchase of Common Stock	2,500	4.6093	12/04/2018
Purchase of Common Stock	10,000	4.2500	12/06/2018
Purchase of Common Stock	2,500	4.2600	12/10/2018
Purchase of Common Stock	9,846	4.0487	12/13/2018
Purchase of Common Stock	2,500	4.0692	12/14/2018
Purchase of Common Stock	28,791	4.0774	12/17/2018
Purchase of Common Stock	8,250	4.0400	12/17/2018
Purchase of Common Stock	10,100	4.0592	12/18/2018
Purchase of Common Stock	14,000	4.1021	12/19/2018

JFL Capital Management LLC

(Through the JFL Account)

Purchase of Common Stock	2,702	4.2550	11/05/2018
Purchase of Common Stock	18,753	4.2600	11/05/2018
Purchase of Common Stock	1,694	4.2889	11/06/2018
Sale of Common Stock	(515)	4.8220	11/07/2018
Purchase of Common Stock	563	4.3356	11/09/2018
Purchase of Common Stock	6,426	4.3674	11/12/2018
Purchase of Common Stock	7,337	4.7084	11/13/2018
Purchase of Common Stock	6,062	4.5078	11/15/2018
Purchase of Common Stock	1,575	4.5800	11/16/2018
Purchase of Common Stock	504	4.4175	11/20/2018
Purchase of Common Stock	1,575	4.4966	11/21/2018
Purchase of Common Stock	1,575	4.4325	11/26/2018
Purchase of Common Stock	1,334	4.3600	11/29/2018
Purchase of Common Stock	6,300	4.5631	11/30/2018
Purchase of Common Stock	6,000	4.1021	12/19/2018